Exhibit 99.1

Catalyst Paper appoints two industry veterans to key US positions

RICHMOND, BC, Jan. 7, 2015 /CNW/ - Catalyst Paper Corporation (TSX:CYT) announced today the appointment of Greg Maule as Senior Vice-President, US Operations and Linda McClinchy as Vice-President, US Supply Chain.

Mr. Maule has held a progression of positions with increasing responsibility in paper operations leading to the role of mill manager at several large pulp and paper facilities in the Midwest. Most recently, he was Vice-President, Manufacturing Operations at NewPage Corporation. Mr. Maule brings with him more than 25 years of experience to oversee the optimization of  productivity, quality and efficiency of Catalyst's mills in Biron, Wisconsin and Rumford, Maine. Mr. Maule holds a Master of Science, Pulp and Paper Engineering from the Institute of Paper Science and Technology.

Ms. McClinchy, who will lead the customer supply chain for Catalyst's US operations, most recently held the position of Vice-President, Customer Service at NewPage Corporation. She brings more than 30 years of experience in customer service, planning and scheduling, and logistics to this new role. Ms. McClinchy holds a Master of Business Administration from Lake Superior State University.

"I'm excited about the expertise and industry knowledge that Mr. Maule and Ms. McClinchy will bring to our Company, and I'm confident in their ability to achieve our US business objectives, while enabling the effective alignment of our North American operations," says Joe Nemeth, President and Chief Executive Officer.

About Catalyst Paper Corporation
Catalyst manufactures diverse specialty mechanical printing papers, newsprint and pulp.  Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.1 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: For investor inquiries: Brian Baarda, Vice-President, Finance & CFO, 604-329-5370, brian.baarda@catalystpaper.com, For media inquiries: Eduarda Hodgins, Director, Organization Development & Communications, 604-290-3547, eduarda.hodgins@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 14:39e 07-JAN-15